08029846

BB 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34082

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST FINANCIAL Equity Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 N. Scottsdale Rd., Ste D-120
(No. and Street)

Scottsdale, AZ 85283
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R.C. Acosta, CPA, PC
(Name – *if individual, state last, first, middle name*)

11333 N. Scottsdale., #130 Scottsdale, AZ 85254
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 28 2008
Washington, DC 101

PROCESSED
APR 02 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/12

OATH OR AFFIRMATION

I, George Fischer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Financial Equity Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

Kristi Brady
Notary Public - Arizona
Maricopa County
My Commission Expires
August 18th, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

See Note E to the Financial Statements

R.C. Acosta, CPA, PC

Certified Public Accountant
A Professional Corporation

11333 N. Scottsdale Road, Suite 130
Scottsdale, Arizona 85254
480-951-5080
FAX 480-951-2541

Independent Auditors' Report

Board of Directors
First Financial Equity Corporation

We have audited the accompanying consolidated statement of financial condition of First Financial Equity Corporation and Subsidiaries (the Company) as of December 31, 2007, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Financial Equity Corporation and Subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of general and administrative expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This report is intended solely for the information and use of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

R.C. Acosta, CPA, PC

Scottsdale, Arizona
February 26, 2008

Member:
American Institute of Certified Public Accountants
Arizona Society of Certified Public Accountants

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2007

ASSETS

Cash and Cash Equivalents	$	191,203
Deposits with Clearing Organizations		250,830
Securities Owned:		
Marketable, at Market Value		224,581
Commissions Receivable		104,756
Advances - Employees		7,500
Advances - Affiliate		142,567
Prepaid Expenses		71,783
Loans to Related Party		8,464
Loans to Shareholders		52,489
Interest Receivable - Affiliate		605
Total Property and Equipment, Less Accumulated Depreciation		35,313
Other Assets		39,409
TOTAL ASSETS	$	1,129,500

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts Payable	$	22,522
Other Accrued Expenses		319,952
Capital Lease Obligation		18,228
Total Liabilities		360,702
Commitments and Contingencies		-
SHAREHOLDERS' EQUITY		
Common Stock, $0.01 Par Value, 100,000 Shares Authorized, Issued, and Outstanding		1,000
Paid In Capital		-
Minority Interest		1,000
Retained Earnings		766,798
Total Shareholders' Equity		768,798
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,129,500

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARIES

Consolidated Statement of Operations

For the Year Ended December 31, 2007

REVENUES		
Commissions	$	8,193,261
Principal Transactions (Loss)		(217,267)
Investment Advisory Fees		2,052,977
Interest Income		45,071
Other Income		270,621
Total Revenues		10,344,663
OPERATING EXPENSES		
Clearing Charges		289,287
Commissions and Bonuses		6,037,131
General and Administrative		4,330,556
Advertising		23,043
Interest Expense		21,830
Total Operating Expenses		10,701,847
INCOME (LOSS) PRIOR TO MINORITY INTEREST		(357,184)
LESS MINORITY INTEREST		(4,545)
NET INCOME (LOSS)	$	(361,729)

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARIES

Consolidated Statement of Changes in Shareholders' Equity

For the Year Ended December 31, 2007

	Common Stock	Paid In Capital	Members Equity - Minority Interest	Retained Earnings
Balances December 31, 2006	$ 1,000	$ 50,792	$ 1,245	$ 1,222,345
Net Income (Loss)			4,275	(361,729)
Additional Paid In Capital		-	-	-
Shareholder/Member Distributions		(50,792)	(4,520)	(93,818)
Balances December 31, 2007	$ 1,000	$ -	$ 1,000	$ 766,798

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARIES
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2007

Cash Flows from Operating Activities:	
Net Income (Loss) Prior to Minority Interest	$ (357,184)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities:	
Depreciation	14,824
Unrealized (Gain)/Loss on Securities Owned	(3,498)
(Increase) Decrease in Deposits with Clearing Organizations	93
(Increase) Decrease in Securities Owned	67,603
(Increase) Decrease in Due from Correspondent Brokers	717
(Increase) Decrease in Commissions Receivable	(65,015)
(Increase) Decrease in Advances - Employees	(4,500)
(Increase) Decrease in Accounts Receivable	5,840
(Increase) Decrease in Prepaid Expenses	(12,196)
(Increase) Decrease in Interest Receivable - Shareholders	241
(Increase) Decrease in Interest Receivable - Affiliate	(268)
Increase (Decrease) in Accounts Payable	9,813
Increase (Decrease) in Margin Account Payable	(3,500)
Increase (Decrease) in Due to Employees	(23,741)
Increase (Decrease) in Other Accrued Expenses	90,089
Total Adjustments	76,501
Net Cash Provided by (Used in) Operating Activities	(280,683)

The accompanying notes are an integral part of these financial statements.

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARIES
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2007

Cash Flows from Investing Activities:	
Proceeds from Advances to Shareholders (net)	35,076
Proceeds from Advances - Affiliate (net)	83,539
Purchase of Property and Equipment	(7,271)
Net Cash Provided by (Used in) Investing Activities	111,344
Cash Flows from Financing Activities:	
Payment of Member Distributions	(93,818)
Payment for Distribution to Minority Interest in Subsidiary	(4,545)
Net Cash Provided by (Used in) Financing Activities	(98,363)
Net Decrease in Cash and Cash Equivalents	(267,702)
Cash and Cash Equivalents at Beginning of Year	458,905
Cash and Cash Equivalents at End of Year	$ 191,203
Supplemental Disclosure of Cash Flow Information:	
Cash Paid During the Year for Interest	$ 21,830
Non-Cash Financing Activity	
Reclassification of Paid in Capital to Reduce Shareholder Loan	$ 50,792

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS

A summary of First Financial Equity Corporation and its subsidiaries, Mortgages at First Financial, L.L.C. and FFEC Insurance Marketing, L.L.C (the Company's) significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Organization and Nature of Operations

First Financial Equity Corporation (an Arizona S-Corporation) (FFEC) engages in the business of conducting trades for clients and direct participation programs involving the private placement of interest in real estate and other securities. The Company operates as a non-clearing broker-dealer, is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA), and is subject to federal and state securities laws. The Company processes its trades through one clearing broker-dealer. The Company has its main office and its office of supervisory jurisdiction located in Scottsdale, Arizona. Satellite offices are also operated in Sun City, Arizona, Dallas, Texas and Denver, Colorado. The Company was incorporated on May 1, 1985 and began operations on that date. The Company has adopted a fiscal year end of December 31.

FFEC's wholly owned subsidiary, Mortgages at First Financial, L.L.C. (an Arizona limited liability company) (MFF) engages in the business of mortgage brokerage. MFF is approved and regulated by the State Banking Department of Arizona. The managing member for MFF is FFEC. Due to declining market conditions for mortgages, FFEC management decided to cease MFF operations in December 2007.

FFEC's majority-owned subsidiary, FFEC Insurance Marketing, L.L.C. (an Arizona limited liability company) (FFEC IM) engages in the business of insurance policy sales. FFEC IM is approved and regulatéd by the Arizona Department of Insurance. The managing member for FFEC IM is Richard Saine (minority member).

Methods of Accounting

The Company has adopted the accrual basis of accounting for financial statement purposes and cash basis for income tax purposes. Separate tax returns are prepared for First Financial Equity Corporation, Mortgages at First Financial, L.L.C. and FFEC Insurance Marketing, L.L.C.

Principles of Consolidation

FFEC is the sole owner of the membership interest of its wholly owned subsidiary, MFF, and accounts for its interest under the consolidated method of accounting. Under the consolidated method of accounting, any material intercompany transactions or balances are eliminated in consolidation.

First Financial Equity Corporation (FFEC) acquired a 51% membership interest of its subsidiary, FFEC Insurance Marketing, L.L.C. (FFEC IM), and accounts for its interest under the consolidated method of accounting. Under the consolidated method of accounting, any material intercompany transactions or balances are eliminated in consolidation. Minority interest is shown as a decrease to income prior to minority interest on the consolidated statement of income.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (continued)

Bad Debts

The Company uses the direct write-off method regarding accounts receivable and loans receivable. For the year ended December 31, 2007, the Company had bad debts of $0.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities Owned

Securities owned (trading securities) are classified as marketable securities or not readily marketable. Marketable securities are valued at fair value, and securities not readily marketable are valued at estimated fair value, as determined by management, with unrealized gains and losses accounted for in the current income/(loss). In computing the realized gains and losses on sale of securities, the Company uses the first-in, first out method to identify the basis of the securities sold. For purpose of the statement of cash flows, trading securities are classified as operating activities.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets, which range from 3 years to 7 years for financial statement and income tax purposes. The straight-line method is used for financial statement purposes and accelerated Internal Revenue Service methods are used for income tax purposes. Repairs and maintenance are charges to expense and renewals and betterments are capitalized. Depreciation expense for the year ended December 31, 2007 was $14,824.

The Company reviews its property and equipment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the assets. An impairment loss is measured as the amount by which the carrying amount of these assets exceeds its fair value. No impairment loss was recorded during the year December 31, 2007.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (continued)

Short Sale Obligations

The Company accounts for its short sale obligations as trading securities and are stated at fair market value with unrealized gains and losses accounted for in the current income/(loss) from operations. As of December 31, 2007, the Company had $0 in open short sale positions.

Revenues

The Company's main source of revenue is from trading commissions. The Company, as a broker-dealer, records trading commissions gross. The Company processes trades on the stock market for clients. These trades are handled through a third party executing-broker and are cleared through a clearing corporation, which provides the Company with a monthly summary report for all trades conducted. Commissions are earned on each trade. The Company also receives income from commissions paid by mutual funds, real estate investment trusts, insurance and limited partnerships for initial investments and transfers also known as trailers. These funds are earned when transactions are generated by brokers. The mutual funds, real estate investment trusts, insurance companies and limited partnerships issue commission checks to the Company weekly for initial placements. Trailer commissions are generally paid quarterly. The Company also received income from investment banking commissions during the year. For the investment banking commissions, the Company acts as an agent for private placement offerings and earns a commission on the offerings, net of syndicate expenses. Essentially, commissions are earned when the terms of the offering are met, the offering is closed, and cash has been received from the subscriber. In accordance with selling agreements, the payment of commissions is contingent upon the Company's receipt of amounts due from the various offering sponsors in the future periods. A minimum commission is received if the offering does not close. The Company also receives investment advisory fees monthly but are recognized as earned on a pro rata basis over the term of the contract. The Company also receives commissions from the placement of residential mortgages with financing institutions. These commissions are based upon a percentage of the loan as agreed to between the financing institution and the Company.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. The Company had advertising costs of $23,043 for the year ended December 31, 2007.

Income Taxes

Effective April 1, 2000, FFEC elected to be taxed as a Subchapter-S Corporation. Income taxes on net income are payable personally by the shareholders pursuant to elections made under Subchapter-S of the Internal Revenue Code. Accordingly, no current provision has been made for federal or state income taxes.

It is the intent of the members of MFF and FFEC IM that the entities shall always be operated consistent with its treatment as a "partnership" for federal and state tax purposes. No member is to take any action inconsistent with the express intent of the previous statement. The taxable income or loss of MFF and

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NATURE OF OPERATIONS (continued)

Income Taxes (continued)

FFEC IM will therefore be reported on the members' income tax returns. Accordingly, no current provision has been made for federal or state income taxes.

NOTE B – RELATED PARTY TRANSACTIONS

Certain amounts arising from transactions with related parties are included in the accompanying financial statements as follows for the year ended December 31, 2007:

Due to/from Related Parties:		
Advances – Affiliate		$ 142,567
Loans to Shareholders		
George Fischer	$ 157	
Ross Sindelar	52,332	
		$ 52,489
Loans to Related Party		
M Fischer	$ 8,464	
		$ 8,464
Interest Receivable – Shareholders		
George Fischer		$ 0
Interest Receivable – Affiliate		$ 605
Reclassification of Paid in Capital – To Reduce Loans to Shareholder – George Fischer		$ 50,792
Interest Income from Related Parties:		
Interest Income – Shareholders' Portion		
George Fischer	$ 2,959	
Ross Sindelar	3,364	
		$ 6,323
Interest Income – Affiliate's Portion		$ 15,254

NOTE B – RELATED PARTY TRANSACTIONS (continued)

George Fischer is the Company's majority shareholder and Ross Sindelar is a minority shareholder. Fischer Investment Advisors, Inc. (FIA) is an affiliated company by virtue of common ownership. M Fischer is related to the majority shareholder.

During the year FFEC made lease payments on an automobile that is being sub-leased to Ross Sindelar. Payments made by FFEC are being reimbursed by Mr. Sindelar. See Note D – Commitment and Contingencies for Operating Leases for additional information.

NOTE C – NET CAPITAL REQUIREMENTS

FFEC is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Subparagraph (2) of the Rule also provides that the Company must maintain net capital of not less than $250,000. FFEC has elected not to use consolidated amounts for its net capital requirements and therefore did not request approval from the examining authority of the National Association of Securities Dealers, Inc. (NASD). At December 31, 2007, the Company had unconsolidated shareholders' equity of $767,797. FFEC had net capital of $341,088, which was $91,088 in excess of its minimum net capital requirement of $250,000. Aggregate indebtedness at December 31, 2007 was $342,474.

NOTE D – COMMITMENTS AND CONTINGENCIES

Capital Lease

The Company entered into a capital lease agreement with Graybar Financial Services LLC to acquire a phone system for their Denver office effective February 6, 2007 with a present value of $11,524. The effective interest rate was 8.279%. The economic substance of the lease is that the Company is financing the acquisition through the lease, and accordingly, it is recorded in the Company's assets and liabilities. This lease includes a bargain purchase option at the end of the lease term.

The following is an analysis of the leased assets included in property and equipment at December 31, 2007.

Equipment	$ 96,669
Total Cost	96,669
Less: Accumulated depreciation	(75,638)
	$ 21,031

NOTE D – COMMITMENTS AND CONTINGENCIES (continued)

Capital Lease (continued)

The following is a schedule of future minimum lease payments under these agreements:

For the year ended December 31,	
2008	$ 9,873
2009	7,709
2010	4,678
2011	780
	23,040
Less amount of interest	4,812
Present value of minimum lease payments	$ 18,228

Total payments made in year ended December 31, 2007 were $9,095 of which $2,397 was interest expense and $6,698 was applied to principal balance. The lease obligation is for a total of 48 months.

Operating Leases

The Company has entered into a lease agreement for office space from CMD terminating June 30, 2011. The Company also entered into a lease agreement for office equipment terminating May 29, 2008. The Company has an agreement to sub-lease office two spaces in Sun City, Arizona on a month to month basis. The rents for the two offices are $719 and $850 per month. The Company has entered into a lease agreement for office space from Occidential Tower Corporation of Dallas, Texas, terminating August 15, 2011. The Company also entered into a lease agreement for office from M & S Terrace Towers of Denver, Colorado, terminating June 30, 2011. The Company had rent expense of $863,708 for the year ended December 31, 2007.

The following is a schedule of future minimum lease payments under these agreements:

For the year ended December 31,	
2008	$ 1,615,615
2009	1,590,555
2010	1,590,555
2011	1,243,648
2012 and beyond	143,830
	$ 6,185,203

NOTE D – COMMITMENTS AND CONTINGENCIES (continued)

Inquiries

The Company received an inquiry from the Securities Division of the Arizona Corporation Commission on a matter relating to an ex-employee. The Securities Division was concerned regarding the Company's supervision of the ex-employee's outside business activities. To date, the Company has not received a final determination in this matter.

The Company received an inquiry from FINRA regarding supervision of brokers outside business activities. To date, the Company has not received a final determination in this matter.

Claims

A client filed a claim with FINRA against the Company and one of its registered representatives. The client alleges that the registered representative invested her money in appropriate investments. To date, the client and the Company have yet to come to a final determination in this matter.

Governmental Regulation

The Company is subject to federal and state provisions regulating brokers and dealers. Compliance with these provisions has not had a material effect in 2007 upon the capital expenditures, net income, financial condition or competitive position of the Company. The Company's management believes that its current practices and procedures comply with applicable federal and state requirements.

Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash balances at banks, which exceeded the related federal deposit insurance by $0 as of December 31, 2007.

Investment in Limited Liability Company-Consolidation

FFEC owns a 100% interest in Mortgages at First Financial, L.L.C. (an Arizona Limited Liability Company) and a 51% interest in FFEC Insurance Marketing, L.L.C. (an Arizona Limited Liability Company).

NOTE D – COMMITMENTS AND CONTINGENCIES (continued)

Investment in Limited Liability Company-Consolidation (continued)

The following information summarizes the activity of the limited liability companies through December 31, 2007:

	Mortgages at First Financial, L.L.C.	FFEC Insurance Marketing, L.L.C.	Total
Total assets	$ -	$ 1,000	$ 1,000
Total liabilities	-	-	-
Net assets/(liabilities in excess of assets)	$ -	$ 1,000	$ 1,000
Revenues	$ 28,517	$ 67,409	$ 95,926
Net Income (Loss)	$ 11,814	$ 8,551	$ 20,365
Company's Interest:			
Share of net income	$ 11,814	$ 4,275	$ 16,089
Advances to limited liability company	$ -	$ -	$ -
Equity in net assets	-	1,000	1,000
Net (liabilities in excess of assets) and equity in limited liability company	$ -	$ 1,000	$ 1,000

FFEC IM members have entered into an agreement to allocate income based upon special allocations based upon which member generated the related revenue.

NOTE E – RESERVE REQUIREMENT

Rule 15c3-3 of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards for the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of FFEC's business, these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

NOTE F – DEPOSITS WITH CLEARING ORGANIZATION

The Company has a deposit with the clearing organization, which is required per the signed agreement. The current required amount is $250,000. The deposit is held in an interest-bearing cash account with an interest rate as of December 31, 2007 of 4.02%. FINRA requires that the clearing organization keep this security in a separate clearing account.

NOTE G – FAIR VALUES OF FINANCIAL INSTRUMENTS

Cash and Cash Equivalents

The carrying amount reported in the Consolidated Statement of Financial Condition for cash and cash equivalents approximates their fair value because of the short maturity of these instruments.

Deposits with Clearing Organizations

The carrying amount reported in the Consolidated Statement of Financial Condition for deposits with clearing organizations approximates their fair value because of the short maturity of these instruments.

Securities Owned - Marketable

The Company purchases securities that are bought for the purpose of selling them in the near term (thus held only for a short time) and are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used with the objective of generating profits on short-term differences in price.

The change in the net unrealized holding gain for the year, which is included in income from operations, is as follows:

	Cost	Fair Market Value	Holding Gain/(Loss)
Marketable Securities	$ 401,032	$ 224,581	$ (176,451)
Net Investment Gains (Losses) –			
Unrealized			$ 3,498
Realized Gain (Losses)			(220,765)
			$(217,267)

Capital Lease Obligation

The carrying amount in the Consolidated Statement of Financial Condition for the capital lease obligation approximates its fair value because the interest rates on these instruments approximate interest rates charged on borrowings with similar risk.

NOTE G – FAIR VALUES OF FINANCIAL INSTRUMENTS (continued)

Off Balance Sheet Risk

The Company introduces all customer transactions in securities traded on U.S. securities markets to another New York Stock Exchange member firm on a fully-disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions when necessary.

NOTE H –PROPERTY AND EQUIPMENT

The Company property is listed below

Asset Category	Carrying value
Furniture and Fixture	$ 19,618
Equipment	159,556
Leasehold Improvements	5,577
Total Property	184,751
Accumulated Depreciation	(149,438)
Net	$ 35,313

Additional Information

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARIES
Consolidated Schedule of General and Administrative Expenses
For the Year Ended December 31, 2007

Bank Charges	$	136
Bonding Fees		7,397
Business Promotion		2,925
Client Settlements		66,836
Compliance Expense		29,177
Continuing Education		665
Depreciation Expense		14,824
Dues and Subscriptions		24,444
Employee Leasing		2,514,260
Information System Expense		151,122
Insurance Expense		4,937
Licenses and Regulatory Fees		74,961
Meals and Entertainment		26,110
Miscellaneous		12,600
Office Expense		149,134
Outside Services		91,122
Postage and Delivery Service		57,019
Professional Fees		76,013
Reimbursed Expenses - Employees		13,007
Rent		863,708
Repairs and Maintenance		41,160
Telephone Expense		89,763
Travel		19,236
Total General and Administrative Expenses	$	4,330,556

FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARIES
Supplemental Schedule of Computation of Net Capital
for Brokers and Dealers (Unconsolidated)
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2007

NET CAPITAL		
Total Shareholders' Equity Qualified for Net Capital	$	767,797
Adjustments to Shareholders' Equity		
Deductions and/ or Charges - Total Non-Allowable Assets Net of Related Liabilities		(355,327)
Security Adjustment - Short Haircut Position		(64,347)
Undue Concentration - Short Haircut Position		(7,035)
Total Adjustments to Shareholders' Equity		(426,709)
Net Capital		341,088
AGGREGATE INDEBTEDNESS		
Items Included in Statement of Financial Conditions		
Other Accounts Payable and Accrued Liabilities	$	342,474
Total Aggregate Indebtedness	$	342,474
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required - greater of $250,000 or 66 2/3% of aggregated indebtedness	$	250,000
Ratio: Aggregate indebtedness to Net Capital		1.00 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2007)		
Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$	344,485
Net Audit Adjustments		
Audit Adjustments - Investments in Subsidiaries		(12,600)
Audit Adjustments - Fixed Assets		8,613
Audit Adjustment - Interest Income		605
Other Audit Adjustments		(15)
Total Audit Adjustment		(3,397)
Net Capital, per above	$	341,088

RCA

R.C. Acosta, CPA, PC

Certified Public Accountant
A Professional Corporation

11333 N. Scottsdale Road, Suite 130
Scottsdale, Arizona 85254
480-951-5080
FAX 480-951-2541

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

Board of Directors
First Financial Equity Corporation

In planning and performing our audit of the consolidated financial statements of First Financial Equity Corporation and Subsidiaries (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

Because of the inherent limitations in any internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, ore report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

R. C. Amato, CPA, PC

Scottsdale, Arizona
February 26, 2008

END